1(212) 318-6275

rachaelschwartz@paulhastings.com

September 27, 2012	75302.00001

VIA EDGAR

Ms. Kathy Churko

United States Securities and Exchange Commission

Division of Investment Management

100 “F” Street, N.E.

Washington, D.C. 20549

Re:	Helios Total Return Fund, Inc.

File Nos.: 811-05820

Dear Ms. Churko:

This letter responds to your telephonic comments communicated to the undersigned on August 29, 2012, with respect to the Annual Report on Form N-CSR (the “Annual Report”) of Helios Total Return Fund, Inc. (the “Fund”), which was filed with the Securities and Exchange Commission (the “SEC”) on February 6, 2012.

The Trust’s responses to your comments are reflected below. We have restated the substance of your comments for your ease of reference.

Notes to the Financial Statements

Comment 1: In Note 6 related to Borrowings, with respect to the outstanding reverse repurchase agreements for the Fund, why is the “Market Value of Assets Sold Under Agreements” a much higher number than the “Maturity Amount, Including Interest Payable”? In theory, the “Maturity Amount, Including Interest Payable” would be higher.

Response 1: The Fund borrows money through the use of reverse repurchase agreements using mortgage-backed securities and asset-backed securities as collateral. During the period covered by the annual report, the advance rates (i.e., percent of value of an asset against which the counterparty would lend) for these portfolio assets ranged from approximately 70-95% of their then market value as reverse repurchase agreement counterparties require overcollateralization of borrowings. Accordingly, the market value of an asset sold under a reverse repurchase agreement for the collateral securing a reverse repurchase agreement of the Fund could have ranged from between 105-143% of the Maturity Amount of the borrowing for that asset. As the reverse repurchase agreements are reset every 30-90 days, there

Ms. Kathy Churko

September 27, 2012

would not be more than three months’ accrued interest on any reverse repurchase agreement as of any date. In addition, any increase in the market value of the assets sold under the reverse repurchase agreements could lead to a larger overcollateralization amount.

Comment 2: In Note 6 related to Borrowings, with respect to the outstanding reverse repurchase agreements for the Fund, the second paragraph under the table shows that the maximum amount of reverse repurchase agreements outstanding at any time during the period for the Fund was $85,735,672. Why does this number not tie back to the “Market Value of Assets Sold Under Agreements” of $98,216,865?

Response 2: The maximum amount of reverse repurchase agreements shown in Note 6 is the maximum amount of the borrowing owed under reverse repurchase agreements on any day during the period covered by this annual report. As explained in the response to Comment 1 above, the market value of assets sold under reverse repurchase agreements is greater than the maturity amount of reverse repurchase agreement borrowings as of any date due to the overcollateralization that is required by the counterparties to the reverse repurchase agreements.

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Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at the number above. Thank you.

Very truly yours,

/s/ Rachael L. Schwartz

Rachael L. Schwartz

for PAUL HASTINGS LLP

[Letterhead of Helios Total Return Fund, Inc.]

September 27, 2012

VIA EDGAR

Ms. Kathy Churko

United States Securities and Exchange Commission

Division of Investment Management

100 “F” Street, N.E.

Washington, D.C. 20549

Re:	Helios Total Return Fund, Inc.
File Nos.: 811-05820

Dear Ms. Churko:

In connection with your review of the Annual Report on Form N-CSR (the “Annual Report”) of the Helios Total Return Fund, Inc. (the “Fund”) which was filed with the Securities and Exchange Commission (the “Commission”) on February 6, 2012, the Fund acknowledges that:

1. In connection with the comments made by the Commission staff, the staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Fund and its management are solely responsible for the content of such disclosure;

2. The staff’s comments, and changes in disclosure in response to the staff’s comments, do not foreclose the Commission or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3. The Fund represents their neither it nor its management will assert the staff’s comments or changes in disclosure in response to the staff’s comments as a defense in any action or proceeding by the Commission or any person.

Sincerely,

/s/ Jonathan C. Tyras

Jonathan C. Tyras

Secretary